UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OLD NATIONAL BANCORP
(Exact Name of Registrant as Specified in its Charter)

Indiana	35-1539838
(State of incorporation or organization)	(IRS Employer Identification No.)

One Main Street Evansville, Indiana	47708
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Depositary Shares, each representing a 1/40th interest in a share of Non-Cumulative Perpetual Preferred Stock, Series A	The Nasdaq Stock Market LLC
Depositary Shares, each representing a 1/40th interest in a share of Non-Cumulative Perpetual Preferred Stock, Series C	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.    ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.    ☐

Securities Act registration statement file number to which this form relates:
333-257536

Securities to be registered pursuant to Section 12(g) of the Act:
None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered

Old National Bancorp, an Indiana corporation (“Old National”), and First Midwest Bancorp, Inc., a Delaware corporation (“First Midwest”), have entered into an Agreement and Plan of Merger by and between First Midwest and Old National, dated as of May 30, 2021, pursuant to and subject to the terms and conditions of which Old National and First Midwest will merge, with Old National continuing as the surviving corporation (the “Merger”).

The securities to be registered hereby are (i) 4,320,000 depositary shares of Old National (“Series A Depositary Shares”), each representing a 1/40th interest in a share of Old National’s 7.00% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A, no par value (“Series A Preferred Stock”), with a liquidation preference of $1,000 per share (equivalent to $25 per Series A Depositary Share), and (ii) 4,900,000 depositary shares of Old National (“Series C Depositary Shares,” and together with the Series A Depositary Shares, the “Depositary Shares”), each representing a 1/40th interest in a share of Old National’s 7.00% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series C, no par value (“Series C Preferred Stock,” and together with the Series A Preferred Stock, the “Preferred Stock”), with a liquidation preference of $1,000 per share (equivalent to $25 per Series C Depositary Share). Series A Preferred Stock and Series C Preferred Stock will be issued in connection with the consummation of the Merger.

The descriptions of each series of the Preferred Stock set forth under the caption “Description of New Old National Preferred Stock” in the Registration Statement on Form S-4 (File No. 333-257536) of Old National filed with the Securities and Exchange Commission on June 30, 2021, as amended by the Pre-Effective Amendment No. 1, filed on July 23, 2021, are incorporated herein by reference. The descriptions of the Depositary Shares are set forth below.

Description of the Depositary Shares

General

Each Depositary Share will represent a 1/40th interest in a share of the Series A Preferred Stock or Series C Preferred Stock, as applicable, and will be evidenced by depositary receipts. Old National will deposit the underlying shares of each series of the Preferred Stock with the Depositary (as defined below) pursuant to the respective deposit agreement (each, a “Deposit Agreement”), among Old National, Continental Stock Transfer & Trust Company (the “Depositary”), as depositary, and holders from time to time of the depositary receipts described therein. Subject to the terms of the applicable Deposit Agreement, the Depositary Shares will be entitled to all the powers, preferences and special rights of the Preferred Stock, as applicable, in proportion to the applicable fraction of a share of the Preferred Stock the Depositary Shares represent.

Dividends and Other Distributions

Each dividend payable on a Depositary Share will be in an amount equal to 1/40th of the dividend declared and payable on the related share of Preferred Stock.

The Depositary will distribute any cash dividends or other cash distributions received in respect of the deposited Preferred Stock to the record holders of depositary shares relating to the underlying Preferred Stock in proportion to the number of Depositary Shares held by the holders. If Old National makes a distribution other than in cash, the Depositary will distribute any property received by it to the record holders of Depositary Shares entitled to those distributions, unless it determines that the distribution cannot be made proportionally among those holders or that it is not feasible to make a distribution. In that event, the Depositary may, with Old National’s approval, sell the property and distribute the net proceeds from the sale to the holders of the Depositary Shares.

Record dates for the payment of dividends and other matters relating to the Depositary Shares will be the same as the corresponding record dates for the applicable series of Preferred Stock.

The amounts distributed to holders of Depositary Shares will be reduced by any amounts required to be withheld by the Depositary or by Old National on account of taxes or other governmental charges. The Depositary may refuse to make any payment or distribution, or any transfer, exchange or withdrawal of any Depositary Shares or the underlying Preferred Stock until such taxes or other governmental charges are paid.

Redemption of Depositary Shares

If Old National redeems any series of the Preferred Stock represented by the Depositary Shares, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption of the Preferred Stock held by the Depositary. The redemption price per Depositary Share is expected to be equal to 1/40th of the redemption price per share payable with respect to the Preferred Stock (or $25 per Depositary Share), plus any declared and unpaid dividends, without regard to any undeclared dividends, up to, but excluding, the redemption date, on the shares of Preferred Stock.

Whenever Old National redeems shares of Preferred Stock held by the Depositary, the Depositary will redeem, as of the same redemption date, the number of Depositary Shares representing shares of Preferred Stock so redeemed. If fewer than all of the outstanding Depositary Shares are redeemed, the Depositary will select the Depositary Shares to be redeemed pro rata or by lot. In any case, the Depositary will redeem the Depositary Shares only in increments of forty (40) Depositary Shares and any integral multiple thereof. The Depositary will provide notice of redemption to record holders of the depositary receipts not less than thirty (30) and not more than sixty (60) days prior to the date fixed for redemption of the applicable series of Preferred Stock and the related Depositary Shares.

Voting of Preferred Stock

Because each Depositary Share represents a 1/40th interest in a share of the applicable series of Preferred Stock, holders of depositary receipts will be entitled to 1/40th of a vote per Depositary Share under those limited circumstances in which holders of the Preferred Stock are entitled to a vote.

When the Depositary receives notice of any meeting at which the holders of Preferred Stock are entitled to vote, the Depositary will mail (or otherwise transmit by an authorized method) the information contained in the notice to the record holders of the Depositary Shares relating to the Preferred Stock. Each record holder of the Depositary Shares on the record date, which will be the same date as the record date for the related Preferred Stock, may instruct the Depositary to vote the amount of the Preferred Stock represented by the holder’s Depositary Shares. To the extent possible, the Depositary will vote the amount of Preferred Stock represented by Depositary Shares in accordance with the instructions it receives. Old National will agree to take all reasonable actions that the Depositary determines are necessary to enable the Depositary to vote as instructed. If the Depositary does not receive specific instructions from the holders of any Depositary Shares representing the Preferred Stock, it will vote all Depositary Shares held by it proportionately with instructions received.

The foregoing descriptions of the terms of the Deposit Agreements and the Depositary Shares are qualified in their entirety by reference to the full texts of the Deposit Agreements, forms of which are included as Exhibits 4.1 and 4.2 to this Registration Statement on Form 8-A and are incorporated by reference herein.

Item 2.	Exhibits.

Number	Description

3.1
Fifth Amended and Restated Articles of Incorporation of Old National Bancorp, amended April 30, 2020 (incorporated by reference to Exhibit 3.1 of Old National Bancorp’s Current Report on Form 8-K filed on May 18, 2020)

3.2	Amended and Restated By-Laws of Old National Bancorp, amended April 30, 2020 (incorporated by reference to Exhibit 3.2 of Old National Bancorp’s Current Report on Form 8-K filed on May 18, 2020)

3.3
Form of Articles of Amendment to the Fifth Amended and Restated Articles of Incorporation of Old National Bancorp (incorporated by reference to Exhibit 3.2 of Old National Bancorp’s Form S-4/A filed on July 23, 2021)

3.4
Form of Articles of Amendment to the Fifth Amended and Restated Articles of Incorporation of Old National Bancorp designating the Old National Series A Preferred Stock (incorporated by reference to Exhibit 3.3 of Old National Bancorp’s Form S-4/A filed on July 23, 2021)

3.5
Form of Articles of Amendment to the Fifth Amended and Restated Articles of Incorporation of Old National Bancorp designating the Old National Series C Preferred Stock (incorporated by reference to Exhibit 3.4 of Old National Bancorp’s Form S-4/A filed on July 23, 2021)

3.6	Form of By-Law Amendment to Amended and Restated By-Laws of Old National Bancorp (incorporated by reference to Exhibit 3.6 of Old National Bancorp’s Form S-4/A filed on July 23, 2021)

4.1
Form of Deposit Agreement (Series A), among Old National Bancorp, Continental Stock Transfer & Trust Company, as depositary, and the holders from time to time of the depositary receipts described therein

4.2
Form of Deposit Agreement (Series C), among Old National Bancorp, Continental Stock Transfer & Trust Company, as depositary, and the holders from time to time of the depositary receipts described therein

4.3	Form of Depositary Receipt—Series A (included as part of Exhibit 4.1)

4.4	Form of Depositary Receipt—Series C (included as part of Exhibit 4.2)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 14, 2022	Old National Bancorp

	By:	/s/ Brendon B. Falconer
	Name:	Brendon B. Falconer
	Title:	Senior Executive Vice President and Chief Financial Officer